Exhibit (a)(8)

EMPLOYEE E-MAIL

Dear Fellow Employees:

This morning Gold Kist formally responded to Pilgrim’s Pride Corporation’s tender offer to purchase Gold Kist common stock for $20 per share in cash. The attached news release, issued by Gold Kist today, states that the Board of Directors has determined that Pilgrim’s offer is inadequate and has recommended to shareholders that they not tender their shares.

In addition, Gold Kist has filed a lawsuit today in federal court against Pilgrim’s. The lawsuit alleges that Pilgrim’s attempt to add nine of its officers to the Board of Directors of Gold Kist is in violation of federal antitrust laws. The attached news release and letter to shareholders explains more about the factors that were considered by the Board in its decision to reject the offer and file the lawsuit. For even more information about the Board’s decision, you can read the Schedule 14D-9 that Gold Kist has filed today with the Securities and Exchange Commission.

As this process unfolds, we must continue to execute our strategic plan. As always, the best thing we can do is to focus 100 percent on our business goals and to keep working as hard as possible to produce the highest quality chicken products and serve the needs of our customers.

I appreciate your continued support and hard work during this challenging time. I will make every effort to keep you informed about the situation as it progresses. I am extremely proud of Gold Kist and you our employees as you continue to demonstrate every day that we really are the Go-To Chicken Company!

Sincerely,

John